Exhibit 99.1

SESA STERLITE LIMITED CIN: L13209GA1965PLC000044 Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403001 www. sesasterlite.com

NOTICE

of Annual General Meeting

Notice is hereby given that the Forty-Ninth Annual General Meeting of Sesa Sterlite Limited will be held on Friday, 11th July, 2014 at 11.00 A.M. at Main Hall of Institute Menezes Braganza,, Panaji, Goa, to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt :

a)	The Audited Financial Statements of the Company for the financial year March 31, 2014.

b)	The Audited Consolidated Financial Statements of the Company for the financial year March 31, 2014.

2.	Declaration of final dividend and to confirm the interim dividend of Rs. 1.50 paid during the financial year ended March 31, 2014.

3.	To appoint a director in place of Mr. G.D Kamat who retires by rotation and being eligible offers himself for re-appointment.

4.	To appoint a director in place of Mr.Ravi Kant who retires by rotation and being eligible offers himself for re-appointment.

5.	To appoint Auditors and fix their remuneration and in this regard to consider and thought fit to pass with or without modification(s), the following resolution as an ‘Ordinary Resolution’:-

“RESOLVED THAT M/s. Deloitte Haskins & Sells LLP, Chartered Accountants (Firm Registration Number 117366W/W-100018) be and are hereby appointed as Statutory Auditors of the Company, to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company on such remuneration as shall be fixed by the Board of Directors”.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

6.	To re-appoint Mr. Mahendra Singh Mehta as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period January 01, 2014 to March 31, 2014:

“RESOLVED THAT pursuant to the provisions of Sections 198, 269, 309, 310 Schedule XIII of the Companies Act, 1956 (Act) and other applicable provisions, if any, of the Act, the Company hereby accords its approval to the re-appointment of Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer of the Company for the period from 1st January, 2014 to 31st March, 2014 on the terms and conditions including remuneration as set in the Explanatory Statement to this Notice with authority to the Board of Directors to vary the remuneration and perquisites payable or to be provided to Mr. Mahendra Singh Mehta, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter the terms and conditions of the agreement entered into by the Company with Mr. Mahendra Singh Mehta, as may be agreed between the Board of Directors and Mr. Mahendra Singh Mehta.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Mahendra Singh Mehta remuneration as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and are hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Mahendra Singh Mehta within the limits stipulated in the Companies Act, 1956.”

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

7.	To appoint Mr.Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period April 01, 2014 to March 31, 2017:

“RESOLVED that Mr. Thomas Albanese, who was appointed as an Additional Director by the Board of Directors at their meeting held on 29th March, 2014 and who ceases to hold office at this Annual General Meeting pursuant to Section 161 of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice under Section 160 of the Companies Act, 2013 from a member proposing his candidature for the office of a director, be and is hereby appointed as a Director of the Company liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 203, Schedule-V and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modifications or re-enactments thereof for the time being in force) , and subject to the approval of the Central Government, the Company hereby accords its approval to the appointment of Mr. Thomas Albanese as Wholetime Director and Chief Executive Officer (CEO) of the Company for the period from 1st April, 2014 to 31st March, 2017 on the terms and conditions including remuneration as set in the Explanatory Statement to this Notice with authority to the Board of Directors to vary the remuneration and perquisites payable or to be provided to Mr. Thomas Albanese, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter the terms and conditions of the agreement entered into by the Company with Mr. Thomas Albanese, as may be agreed between the Board of Directors and Mr. Thomas Albanese.

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RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Thomas Albanese remuneration as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Shareholders and the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Thomas Albanese within the limits stipulated in the Companies Act, 2013.”

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

8.	To appoint Mr. Tarun Jain as Whole-Time Director for the period April 01, 2014 to March 31, 2018:

“RESOLVED THAT Mr. Tarun Jain, who was appointed as an Additional Director by the Board of Directors at their meeting held on 29th March, 2014 and who ceases to hold office at this Annual General Meeting pursuant to Section 161 of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice under Section 160 of the Companies Act, 2013 from a member proposing his candidature for the office of a director, be and is hereby appointed as a Director of the Company liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 203, Schedule-V and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 (including any statutory modifications or re-enactments thereof for the time being in force) and other applicable provisions, if any, of the Companies Act, 2013, the Company hereby accords its approval to the appointment of Mr. Tarun Jain as Wholetime Director and of the Company for the period from 1st April, 2014 to 31st March, 2018 on the terms and conditions including remuneration as set in the Explanatory Statement to this Notice with authority to the Board of Directors to vary or increase the remuneration and perquisites payable or to be provided to Mr. Tarun Jain, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter the terms and conditions of the agreement entered into by the Company with Mr. Tarun Jain, as may be agreed between the Board of Directors and Mr. Tarun Jain.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Tarun Jain remuneration as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Shareholders and the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Tarun Jain within the limits stipulated in the Companies Act, 2013.”

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

9.	To appoint Mr. Din Dayal Jalan as Whole-Time Director, designated as Chief Financial Officer (CFO) for the period April 01, 2014 to September 30, 2014:

“RESOLVED THAT Mr. Din Dayal Jalan , who was appointed as an Additional Director by the Board of Directors at their meeting held on 29th March, 2014 and who ceases to hold office at this Annual General Meeting pursuant to Section 161 of the Companies Act, 2013 and who is eligible for appointment and in respect of whom the Company has received a notice under Section 160 of the Companies Act, 2013 from a member proposing his candidature for the office of a director, be and is hereby appointed as a Director of the Company liable to retire by rotation.

RESOLVED FURTHER THAT pursuant to the provisions of Sections 196, 197, 203 and other applicable provisions, if any, of the Companies Act, 2013, the Company hereby accords its approval to the appointment of Mr. Din Dayal Jalan as Wholetime Director & CFO of the Company for the period from 1st April, 2014 to 30th September, 2014 on the terms and conditions including remuneration as set in the Explanatory Statement to this Notice with authority to the Board of Directors to vary the remuneration and perquisites payable or to be provided to Mr. Din Dayal Jalan, including any monetary value thereof to the extent the Board of Directors may consider appropriate and to alter the terms and conditions of the agreement entered into by the Company with Mr. Din Dayal Jalan, as may be agreed between the Board of Directors and Mr. Din Dayal Jalan.

RESOLVED FURTHER THAT in the event of absence or inadequacy of profits in any financial year, the Company shall pay Mr. Din Dayal Jalan remuneration as decided by the Board or any Committee thereof from time to time as minimum remuneration, with the approval of the Central Government, if necessary.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and matters and things as in its absolute discretion it may consider necessary, expedient or desirable to give effect to this resolution and also to revise the remuneration of Mr. Din Dayal Jalan within the limits stipulated in the Companies Act, 2013.”

Notice	3

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

10.	To consider payment of Commission to Independent / Non-Executive Directors of the Company:

“RESOLVED that pursuant to Section 149 read with Section 197 of the Companies Act, 2013 (‘Act’), authority be and is hereby accorded to the Board of Directors to make payment of commission to the Independent Non Executive Directors of the Company, in such manner as the Board of Directors may from time to time determine, upto 1% of the Net Profits per year as computed in the manner laid down u/s 198 of the Act and other applicable provisions of the Companies Act, 2013.”

“RESOLVED FURTHER THAT subject to the approval of the Central Government, if any, the Independent Non Executive Directors be paid commission as may be recommended by the Nomination & Remuneration Committee and the Board, in case of losses or inadequacy of profits.”

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as Special Resolution:

11.	To consider payment of Commission to Independent / Non-Executive Directors of the Company and erstwhile Sterlite Industries (India) Limited:

“RESOLVED that pursuant to Sec.309 of the Companies Act, 1956 and Sections 197 of the Companies Act, 2013, and subject to approval of the Central Government, approval of Shareholders of the Company is hereby accorded for payment of commission upto Rs.75 lacs to the Independent Non-Executive Directors of the Company and that of erstwhile Sterlite Industries (India) Limited for their contribution in financial year 2013-14”.

To consider and, if thought fit, to pass with or without modification(s) the following resolutions as an Ordinary Resolution:

12.	To approve the appointment & remuneration of the Cost Auditors for the financial year ending March 31, 2015:

“RESOLVED THAT pursuant to the provisions of Section 148 and all other applicable provisions of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), the Cost Auditors for various business appointed by the Board on the recommendation of the Audit Committee of the Company, to conduct the audit of the cost records of the Company for the financial year ending March 31, 2015, be paid the remuneration as set out in the Statement annexed to the Notice convening this Meeting;

RESOLVED FURTHER THAT the Board of Directors of the Company or the Company Secretary or Mr. Rajiv Choubey, AVP Legal & Secretarial, be and are hereby authorised to do all acts and take all such steps as may be necessary, proper or expedient to give effect to this resolution.”

By Order of the Board

SESA STERLITE LIMITED
Place : Mumbai	D. D. Jalan
Dated : June 6, 2014	Whole Time Director & CFO

NOTES:

A)	A member entitled to attend and vote at the Annual General Meeting (the meeting) is entitled to appoint a proxy to attend and vote on a poll instead of himself and the proxy need not be a member of the Company. The instrument appointing the proxy form should however be deposited at the registered office of the Company not less than forty eight hours before the commencement of the meeting.

B)	A person can act as proxy on behalf of members not exceeding fifty (50) and holding in the aggregate not more than ten percent of the total share capital of the Company. A Proxy form is sent herewith. Proxies submitted on behalf of the companies, societies etc., must be supported by an appropriate resolution/authority, as applicable.

C)	Brief resume of directors including those proposed to be appointed / re-appointed, nature of their expertise in specific functional areas, name of companies in which they hold directorships and memberships, chairmanships of Board/Committee, shareholding and relationships between directors interse as stipulated under clause 49 of the listing agreement with the stock exchanges, are provided in the Corporate Governance Report forming part of the Annual Report.

D)	The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 / Sec.102 of the Companies Act, 2013, which sets out details relating to Special Business at the meeting, is annexed hereto.

E)	The Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, July 8, 2014 to Thursday, July 10, 2014 (both days inclusive).

F)	The final dividend on Equity Shares, if declared at the Meeting, will be credited / dispatched on or before the due date, i.e. August 8, 2014 to those members whose names shall appear on the Company’s Register of Members on Monday, July 7, 2014; in respect of the shares held in dematerialized form, the dividend will be paid to members whose names are furnished by National Securities Depository Limited and Central Depository Services (India) Limited as beneficial owners as on that date.

G)	Members holding shares in electronic form may note that bank particulars registered against their respective depository accounts will be used by the Company for payment of dividend. The Company or its Registrars and Transfer Agents cannot act on any request received directly from the members holding shares in electronic form for any change of bank particulars or bank mandates. Such changes are to be advised only to the Depository Participant of the members.

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H)	Members holding shares in electronic form are requested to intimate immediately any change in their address or bank mandates to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form are requested to advise any change of address immediately to the Company/Registrars and Transfer Agents, M/s. Karvy Computershare Private Limited.

I)	In accordance with the provisions of Section 205A (5) read with Section 205C of the Companies Act, 1956, the amount of dividend for the Financial Year ended 31st March, 2006 and interim dividend for the financial year ended 31st March, 2007 which remained unpaid and unclaimed for a period of 7 years from the date of transfer to the Unpaid Dividend Account of the Company has been transferred to the Investor Education and Protection Fund established by the Central Government.

J)	Pursuant to the provisions of Section 205A (5) read with Section 205C of the Companies Act, 1956 the amount of final dividend for the Financial Year ended 31st March, 2007 and thereafter which remain unpaid and unclaimed for a period of 7 years from the date of transfer to the Unpaid Dividend Account of the Company shall be transferred to the Investor Education and Protection Fund established by the Central Government and no claim shall lie against the said Fund or the Company for the amounts of dividend so transferred to the said Fund. Shareholders, who have not yet encashed their final dividend warrants for the Financial Year ended 31st March, 2008 or any subsequent financial years are therefore requested to make their claim to the Company without delay.

K)	Members are requested to bring their Admission Slips along with copy of the Report and Accounts to the Annual General Meeting.

L)	Members, who wish to obtain any information on the Company or view the accounts for the Financial Year ended 31st March, 2014 may visit the Company’s corporate website www.sesasterlite.com or send their queries atleast 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

M)	The information as required to be provided under the Listing Agreement with the Stock Exchanges, regarding the Directors who are proposed to be appointed/re-appointed is given in Corporate Governance Report.

N)	The Securities and Exchange Board of India (SEBI) has mandated the submission of Permanent Account Number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit the PAN to their Depository Participants with whom they are maintaining their demat accounts. Members holding shares in physical form can submit their PAN details to the Company.
O)	Non-resident Indian members are requested to inform Karvy, at the earliest (a)change in their residential status on return to India for permanent settlement and (b) particular of their bank accounts maintained in India with complete details.

P)	Electronic copy of the Annual Report for 2014 is being sent to all the members whose email IDs are registered with the Company/Depository Participants(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email address, physical copies of the Annual Report for 2014 is being sent in the permitted mode.

Q)	Electronic copy of the Notice of the 49th Annual General Meeting of the Company inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form is being sent to all the members whose email IDs are registered with the Company/Depository Participants(s) for communication purposes unless any member has requested for a hard copy of the same. For members who have not registered their email address, physical copies of the Notice of the 49th Annual General Meeting of the Company inter alia indicating the process and manner of e-voting along with Attendance Slip and Proxy Form is being sent in the permitted mode.

R)	Members may also note that the Notice of the 49th Annual General Meeting and the Annual Report for 2014 will also be available on the Company’s website www.sesasterlite.com for their download. The physical copies of the aforesaid documents will also be available at the Company’s Registered Office in Goa for inspection during normal business hours on working days. Even after registering for e-communication, members are entitled to receive such communication in physical form, upon making a request for the same, by post free of cost. For any communication, the shareholders may also send requests to the Company’s investor email id: comp.sect@vedanta.co.in.

S)	Voting through electronic means

I.	In compliance with provisions of Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014, the Company is pleased to provide members facility to exercise their right to vote at the 49th Annual General Meeting (AGM) by electronic means and the business may be transacted through e-Voting Services provided by M/S Karvy Computershare Private Limited (Karvy).

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate to ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the evoting Form. Your folio/DP Client ID will be your User-ID.

Notice	5

User – ID	For Members holding shares in Demat Form:-

a)	For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

b)	For CDSL :- 16 digits beneficiary ID

For Members holding shares in Physical Form:-

•	Event no. followed by Folio Number registered with the Company

Password	Your Unique password is printed separately/via email and forwarded through the electronic notice

Captcha	Enter the Verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

iv)	Members can cast their vote online from Saturday, 5th July, 2014 9.00 AM to Monday, 7th July, 2014 6.00 PM

v)	After entering these details appropriately, click on “LOGIN”.

vi)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z).one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vii)	You need to login again with the new credentials.

viii)	On successful login, system will prompt to select the ‘Event’ i.e., ‘Company Name’.

ix)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and casted your vote earlier for any company, then your exiting login id and password are to be used.

x)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/
AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’

xi)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed. If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

xii)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xiii)	Corporate/Institutional Members (corporate /Fls/ Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizersslt@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”

In case a Member receives physical copy of the Notice of AGM [for members whose email IDs are not registered with the Company/ Depository Participants(s) or requesting physical copy] :

i.	Initial password is provided separately :

EVEN (E Voting Event Number) USER ID PASSWORD/PIN

ii.	Please follow all steps from Sl. No. (i) to Sl. No. (xii) above, to cast vote.

II.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of https://evoting.karvy.com.

III.	If you are already registered with Karvy for e-voting then you can use your existing user ID and password/PIN for casting your vote.

IV.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

V.	The e-voting period commences on Saturday, 5th July, 2014 (9:00 am) and ends on Monday 7th July, 2014 (6:00 pm). During this period shareholders’ of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date (record date) of Friday, 6th June 2014, may cast their vote electronically. The e-voting module shall be disabled by Karvy for voting thereafter. Once the vote on a resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

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VI.	The voting rights of shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on the cut-off date (record date) of Friday, 6th June 2014.

VII.	Mr. R. G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

VIII.	The Scrutinizer shall within a period not exceeding three(3) working days from the conclusion of the e-voting period unblock the votes in the presence of at least two(2) witnesses not in the employment of the Company and make a Scrutinizer’s Report of the votes cast in favour or against, if any, forthwith to the Chairman of the Company.

IX.	The Results shall be declared on or after the AGM of the Company. The Results declared alongwith the Scrutinizer’s Report shall be placed on the Company’s website www.sesasterlite.com and on the website of Karvy within two(2) days of passing of the resolutions at the AGM of the Company and communicated to the BSE Limited and National Stock Exchange of India Limited.

ANNEXURE TO NOTICE

Statement pursuant to Section 102 of the Companies Act, 2013

ITEM NO. 6

The Board of Directors of the Company, vide resolution dated 31st December, 2013 re-appointed Mr. Mahendra Singh Mehta as Wholetime Director designated as Chief Executive Officer (CEO) of the Company for the period from 1st January, 2014 to 31st March, 2014. The remuneration, as recommended by the Nomination & Remuneration Committee was also approved by the Board of Directors on 31st December, 2013. His re-appointment is subject to the approval of the shareholders at the General Meeting of the Company.

Mr. Mahendra Singh Mehta was Chief Executive Officer of Vedanta Resources Plc and has had an extensive career within the mining and metals industry and held key managerial and operating roles within the Vedanta Group, including Group Commercial Director and Head of Copper Business. Mr. Mehta has a Mechanical Engineering degree and an MBA from the Indian Institute of Management, Ahmedabad.

The remuneration and other details of his contract is as per the Companies Act, 1956 and circular issued by the Ministry of Corporate Affairs, Government of India.

(a)	Basic Salary	:	7,78,300/- per month. (With such annual/special increments within the aforesaid range as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time).

(b)	House Rent Allowance :		Forty percent of the basic salary.

(c)	Personal Allowance	:	In the range of 9,00,000/- to 25,00,000/- per month as may be decided by the Board or any Committee thereof, in its absolute discretion from time to time.

(d)	Bonus	:	Twenty percent of the basic salary

(e)	Perquisites :	(i)	In addition to salary and incentives payable, he shall also be entitled to perquisites including free furnished accommodation or house rent allowance in lieu thereof, medical reimbursement and leave travel concession for self and family, medical and personal accident insurance in accordance with the rules of the Company or as may be agreed to by the Board of Directors or Committee thereof.

		(ii)	An additional House Rent Allowance of 1.25 lacs per month or as recommended by the Board or Committee from time to time be paid till he is posted in New Delhi.

(f)	Performance Incentives :		As per rules of the Company.

(g)	Stock Options	:	Stock Option of Vedanta Resources Plc. under the Long Term Incentive Plan (LTIP) or Short Term Incentive Plan (STIP) or any other plan which may be in vogue as per policy of the Group, provided the amount of benefit is limited to an amount not exceeding 100% of the total Annual Remuneration.

(h)	Other Benefits	: i)	The Company shall provide him with car or cash in lieu thereof, expenses relating to fuel, maintenance and driver will be reimbursed on actual as per Company policy. Further the Company shall also provide telephones and other communication facility (for official business).

		ii)	Such other benefits as may be decided by the Board or its Committee from time to time.

Annexure to Notice	7

ANNEXURE TO NOTICE

Statement pursuant to Section 102 of the Companies Act, 2013

		iii)	Mediclaim hospitalization, Credit Card and Professional Body Membership Fees as per Rules of the Company.

(i)	Provident Fund and Superannuation Fund or Annuity Fund	:	Entitled to the following as per rules of the Company or as approved by the Board of Directors.

		i)	Contribution to Provident Fund and Superannuation Fund or Annuity Fund to the extent these, either singly or put together are not taxable under the Income Tax Act, 1961.

		ii)	Gratuity payable as per rules of the Company.

		iii)	Encashment of leave as per rules of the Company.

The other terms and conditions shall be as per the contract entered between Mr. Mahendra Singh Mehta and the Company.

Mr. Mahendra Singh Mehta is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as Special Resolution

Copy of the contract of Mr. Mahendra Singh Mehta is available for inspection at the Registered Office of the Company on any working day during office hours.

ITEM NO. 7

The Board of Directors of the Company at its Board Meeting held on 29th March, 2014 appointed Mr. Thomas Albanese as an Additional Director and Wholetime Director and Chief Executive Officer of the Company for a period of three years with effect from 1st April, 2014, subject to the approval of the Central Government and the Shareholders at the ensuing Annual General Meeting of the Company. The remuneration, as recommended by Remuneration Committee was also approved by the Board at its Meeting held on 29th March, 2014.

Mr. Thomas Albanese was appointed as Chief Executive Officer of Vedanta Resources Plc, which is a leading global mining and oil and gas company listed in the UK, and primarily based in India & Africa. Vedanta Resources Plc is the parent company of Sesa Sterlite. Mr. Thomas Albanese is the Chairman of Vedanta Resources Holdings Ltd. Mr. Albanese was formerly the Chief Executive of Rio Tinto from May 2007 to January 2013. He joined Rio Tinto in 1993 after which he held series of management positions before being appointed Chief Executive of the Industrial Minerals group in 2000, after which he became Chief Executive of the Copper Group and Head of Exploration in 2004. Mr. Thomas Albanese holds a Bachelor’s degree in Mineral Economics and a Master’s in Mining Engineering from the University of Alaska. The Board commends passing of the resolution as the experience of Mr. Thomas Albanese will help in the growth of the business in future.

The Company has received a notice in writing from a Member under Section 160 of the Companies Act, 2013 alongwith a deposit of Rs. One Lakh proposing candidature of Mr. Thomas Albanese for the Office of Director.

Components	Amount Base salary
Base salary	Range of GBP 550,000 - 850,000 (INR 5.5 - 8.5 crores with exchange rate @ 100/GBP
Cash Pension Allowance	20% of Base salary
Indian Social security scheme	12% of Base salary
Performance Bonus	Up to 50% of Base salary
Fully Furnished Accommodation including maintenance, electricity, gas	5 lakhs to 8 lakhs per month
Chauffeur driven Car Benefit	1.5 lakhs to 2.5 lakhs per month
Family Trips	10 lakhs to 13 lakhs per annum
Club Membership Fees	3 lakhs to 4 lakhs per annum
Personal Accident/ Mediclaim Policy	As per company policy

Mr. Thomas Albanese is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as an Special Resolution.

Copy of the contract of Mr. Thomas Albanese is available for inspection at the Registered Office of the Company on any working day during office hours.

ITEM NO. 8

The Board of Directors of the Company, at its Board Meeting held on 29th March, 2014, appointed Mr. Tarun Jain as an Additional Director and Wholetime Director of the Company for a period of four years with effect from 1st April, 2014, subject to the approval of the Shareholders at the ensuing Annual General Meeting of the Company. The remuneration, as recommended by the Nomination & Remuneration Committee was also approved by the Board at its Meeting held on 29th March, 2014.

Mr. Tarun Jain served as Director of Finance for erstwhile Sterlite Industries (India) Ltd. Mr. Jain was responsible for financial matters at Sterlite group, as well as strategic planning and corporate communications. He has over 24 years of experience in Corporate Finance, Accounts, Audit, Taxation and Secretarial Practice. Mr. Jain has been with Sterlite since 1984. Mr. Jain is a Fellow Member of Institute of Chartered Accountants of India, a graduate of Institute of Cost and Works Accountants of India and a Fellow member of Institute of Company Secretaries of India. The Board commends passing of the resolution.

The Company has received a notice in writing from a Member under Section 160 of the Companies Act, 2013 alongwith a deposit of One Lakh proposing candidature Mr. Tarun Jain for the Office of Director.

8

ANNEXURE TO NOTICE

Statement pursuant to Section 102 of the Companies Act, 2013

Components	Amount Base salary
Base salary	Range of 21 lacs – 50 lacs per month (with such annual/special increments within the aforesaid range, as may be decided by the Board or any Committee thereof in its absolute discretion from time to time)
Personal Allowance	In the range of 14 lacs – 26 lacs per month (as may be determined by the Board or its Committee thereof in each year)
Provident Fund	12% of Base salary
House Rent Allowances	40% of Base Salary
Car Benefit	As per Company Policy
Leave Travel Allowance	One month base
Gratuity	As per applicable rules
Medical	As per Company Policy
Superannuation	15% of base salary
Club Membership Fees	As per company policy. 3 lakhs to 4 lakhs per annum
Personal Accident/ Mediclaim Policy	As per company policy

The other terms and conditions shall be as per the contract entered between Mr. Tarun Jain and the Company.

Mr. Tarun Jain is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as an Special Resolution

Copy of the existing contract of Mr. Tarun Jain is available for inspection at the Registered Office of the Company on any working day during office hours.

ITEM NO. 9

The Board of Directors of the Company, at its Board Meeting held on 29th March, 2014, appointed Mr. Din Dayal Jalan as an Additional Director and Wholetime Director and Chief Financial Officer of the Company for the period from 1st April, 2014 to 30th September, 2014, subject to the approval of the Shareholders at the ensuing Annual General Meeting of the Company. The remuneration, as recommended by the Nomination & Remuneration Committee was also approved by the Board at its Meeting held on 29th March, 2014.

Mr. Din Dayal Jalan was Wholetime Director of erstwhile of Sterlite Industries (India) Ltd. He is a fellow member of the Institute of Chartered Accountants of India. Mr. Jalan has over 34 years of experience in finance, accounts, audit, taxation, secretarial and legal besides profit centre responsibility of independent business. The Board commends passing of the resolution

The Company has received a notice in writing from a Member under Section 160 of the Companies Act, 2013 alongwith a deposit of One Lakh proposing candidature Mr. Din Dayal Jalan for the Office of Director.

Components	Amount Base salary
Base salary	Range of 8.5 lacs – 13 lacs per month (with such annual/special increments within the aforesaid range, as may be decided by the Board or any Committee thereof in its absolute discretion from time to time)
Personal Allowance	In the range of 7 lacs – 10 lacs per month (as may be determined by the Board or its Committee thereof in each year)
Provident Fund	12% of base salary
House Rent Allowances	40% of Base Salary
Additional HRA	As approved by the Board or Committee from time to time will be paid till he is posted in New Delhi
Car Benefit	As per Company Policy
Leave Travel Allowance	One month base
Gratuity	As per applicable rules
Medical	As per Company Policy
Superannuation	15% of base salary
Club Membership Fees	As per company policy. 3 lakhs to 4 lakhs per annum
Personal Accident/ Mediclaim Policy	As per company policy

The other terms and conditions shall be as per the contract entered between Mr. Din Dayal Jalan and the Company.

Mr. Din Dayal Jalan is interested in the Resolution, which if passed, will benefit him. No other Director, Key Managerial Personnel or their relatives are in any way concerned or interested, financially or otherwise in this item.

The Directors recommends the resolution for members’ approval as an Special Resolution

Copy of the existing contract of Mr. Din Dayal Jalan is available for inspection at the Registered Office of the Company on any working day during office hours.

ITEM NO. 10

The Shareholders at the Annual General Meeting held on 21st July, 2011, approved payment of commission to the Non-Wholetime Directors of the Company, not being Managing/Wholetime Directors (in such manner as the Board of Directors may from time to time determine) upto Rs. 75 lakhs per year. This approval of shareholders was valid for a period of three years i.e. upto March 2014. For the Financial Year 2012-13, the total commission paid was Rs. 28 Lakhs.

The shareholders have witnessed the growth of the Company to which the contributions of Non Executive Directors has been vital. The recent trend of globalization of business, corporate governance, risk assessment requirement and international competition has made the role of Non Executive Directors more imperative. Also, the Companies Act, 2013 has cast more onus and vigorous responsibilities on the role to be played by Independent Non Executive Directors as laid down in Schedule IV in terms of Section 149 (7) of the Companies Act, 2013.

Annexure to Notice	9

ANNEXURE TO NOTICE

Statement pursuant to Section 102 of the Companies Act, 2013

Section 149 read with 197(7) of the Companies Act, 2013 provides that an Independent Director may receive profit related commission as may be approved by the members.

It is, therefore, recommended to approve payment of commission maximum upto 1% of Net Profits in the manner laid down in addition to the fees for attending the meetings of the Board/Committee until further modified. Subject to the approval of the Central Government, in case of inadequacy of profits or losses, it is proposed to pay commission to the Independent Non Executive Directors, as may be recommended by the Nomination and Remuneration Committee of the Board of Directors of the Company.

All the Independent Non Executive Directors of the Company are deemed to be interested in the Resolution to the extent the commission is payable to them in accordance with the proposed resolution.

The Directors recommends the resolution for members’ approval as Special Resolution.

ITEM NO. 11

The Shareholders of the Company and erstwhile Sterlite Industries (India) Limited [SIIL] in their Shareholders Meeting held on July 21, 2011 and July 19, 2009, approved payment of commission to the Non-Executive Directors of the Company and SIIL respectively, not being Managing/Wholetime Directors (in such manner as the Board of Directors may from time to time determine) upto  75 lakhs per year for the Company and upto 1% of net profits calculated under the Act for SIIL. The approval of the Company shareholders was valid for a period of three years i.e. upto March 2014 and that of erstwhile SIIL was valid for five years till March 31, 2014. For the Financial Year 2012-13, the Company paid a total commission of  28 Lakhs and erstwhile SIIL paid a commission of  60 lacs. The Independent Directors of Company, viz., Mr.Ashok Kini till August 28, 2013, Mr. JP Singh till January 28, 2014 and Mr.KK Kaura, till March 31, 2014 provided their services to the Company. Similar the Independent Directors of erstwhile SIIL continued and provided their service to the Company till August 16, 2013. The Board of Directors of the Company feels and has accordingly subject to the approval of the Shareholders and the Central Government recommended payment of commission to the Non-Executive Independent Directors of the Company and erstwhile SIIL for the financial year 2013-14. The approval of the Central Government has been necessitated due to loss during the financial year 2013-14. The Shareholders of the Company may accordingly like to approve payment of commission upto  75 lacs to Mr.Ashok Kini, Mr.J.P.Singh and Mr.KK Kaura who were the Non-Executive Independent Directors of the Company and to Mr.Gautam Doshi, Mr.Sandeep Junnarkar, Mr.Berjis Desai and Mr.AR Narayanaswamy, Non-Executive & Independent Directors of erstwhile SIIL. None of the Directors of the Company are interested in the resolution.

ITEM NO. 12

The Board on the recommendation of the Audit Committee, has approved the appointment and remuneration of the Cost Auditors to conduct the audit of the cost records of the

Company for the financial year ending March 31, 2015 as per the following details:

S. No	Segment	Cost Auditors	Fee ( )
1	Sterlite Copper Division	Ramnath Iyer & Co. (Lead Auditos)	8,50,000
2	Iron ore Division	R J Goel & Co.	2,50,000
3	Vedanta Aluminium & Power Division	Chandra Wadhwa & Co.	5,00,000

In accordance with the provisions of Section 148 of the Act read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the Cost Auditors has to be ratified by the shareholders of the Company. Accordingly, consent of the members is sought for passing an Ordinary Resolution as set out at Item No.12 of the Notice for ratification of the remuneration payable to the Cost Auditors for the financial year ending March 31, 2015.

None of the Directors / Key Managerial Personnel of the Company / their relatives are, in any way, concerned or interested, financially or otherwise, in the resolution set out at Item No. 12 of the Notice.

The Board commends the Ordinary Resolution set out at Item No. 12 of the Notice for approval by the shareholders.

By Order of the Board

SESA STERLITE LIMITED
Place : Mumbai	D. D. Jalan
Dated : June 6, 2014	Whole Time Director & CFO

SESA STERLITE LIMITED CIN: L13209GA1965PLC000044 Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403001 www. sesasterlite.com

ATTENDANCE SLIP

(To be presented at the entrance)

49TH ANNUAL GENERAL MEETING ON Friday, July 11, 2014 at 11.00 A.M.

at Main Hall of Institute Menezes Braganza, Panaji, Goa, 403001.

Folio No.	DP. ID No.	Client ID.

Name of the Member	Signature

Name of Proxy Holder	Signature

1.	Only Member/Proxyholder can attend the Meeting.

2.	Member/Proxyholder should bring his/her copy of the Annual Report for reference at the Meeting

SESA STERLITE LIMITED CIN: L13209GA1965PLC000044 Regd. Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji, Goa – 403001 Tel.: +91 832 2460601 Fax: +91 832 2460690 www. sesasterlite.com

PROXY FORM

(Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3) of the Companies

(Management and Administration) Rules, 2014)

Name of the Member (s)	:

Registered Address	:

Email Id	:

Folio No./Client Id No.	:	DP ID No.

I/We, members of Sesa Sterlite Limited holding equity shares of Re. 1/- each hereby appoint:

1.	Name:	Email Id.

Registered Address:

Signature

or failing him

2.	Name:	Email Id.

Registered Address:

Signature

or failing him

3.	Name:	Email Id.

Registered Address:

Signature

as my/our proxy to attend and vote (on a poll) for me/us and on my/our behalf at the Forty Ninth Annual General Meeting of the Company to be held on Friday, 11th July, 2014 at 11.00 A.M. at Main Hall of Institute Menezes Braganza, Panaji, Goa 403001 and at any adjournment thereof in respect of such resolutions as are indicated below:

1 a	Consider and Adopt the Audited Financial Statements of the Company for the year ended March 31, 2014 together with the Reports of the Directors and Auditors thereon.

1 b	Consider and Adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2014.

2.	Declaration of Final Dividend on equity shares.

3	Re-appointment of Mr.G.D Kamat as a Director of the Company.

4.	Re-appointment of Mr.Ravi Kant as a Director of the Company.

5.	Appointment of Statutory Auditors.

6.	Re-appointment of Mr. Mahendra Singh Mehta as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period January 01, 2014 to March 31, 2014.

7.	Appointment of Mr. Thomas Albanese as Whole-Time Director, designated as Chief Executive Officer (CEO) for the period April 01, 2014 to March 31, 2017.

8.	Appointment of Mr.Tarun Jain as Whole-Time Director for the period April 01, 2014 to March 31, 2018.

9	Appointment of Mr.Din Dayal Jalan as Whole-Time Director, designated as Chief Financial Officer (CFO) for the period April 01, 2014 to September 30, 2014.

10.	Consider payment of Commission to Independent / Non-Executive Directors of the Company.

11.	Consider payment of Commission to Independent / Non-Executive Directors of the Company and erstwhile Sterlite Industries (India) Limited

12.	Appointment and remuneration of the Cost Auditors for the Financial Year ending March 31, 2015

Signed this day of 2014		Affix Revenue Stamp
Signature of the Shareholder	Signature of proxyholder(s)
NOTES:

1.	This Form in order to be effective should be duly completed and deposited at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji Goa 403001, not less than 48 hours before the commencement of the Meeting.

2.	Those Members who have multiple folios with different jointholders may use copies of this Attendance slip/Proxy.